FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month November, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [  ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press release dated November 20, 2008, captioned “Tata Communications CFO Rajiv Dhar Resigns”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ Harish Abhichandani
	Name:	Harish Abhichandani
November 20, 2008	Title:	Vice President-Finance

Exhibit 1

HQ/CS/CL.24B/13237

20 November 2008

Sir,

Sub: Press Release - Tata Communications CFO Rajiv Dhar resigns.

Please find sent herewith a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

FOR IMMEDIATE RELEASE

Media Contacts:

S Ravindran	Sahban Kohari
Tata Communications	Vaishnavi Corporate Communications
+ 91 9223306610	+91 9223302179
Ravindran.s@tatacommunications.com	s.kohari@vccpl.com

Tata Communications CFO Rajiv Dhar Resigns

MUMBAI - November 20, 2008 - Tata Communications announced today that Rajiv Dhar has resigned as Chief Financial Officer from the company effective 28 November 2008 to take on a Group CFO position with a company based in the Middle East. Mr. Dhar has served as the Company’s CFO since 2005

N Srinath, MD& CEO, Tata Communications said, “Rajiv has played an important role in Tata Communications’ growth in the last few years. We will miss his input and guidance but know that we are in good hands with our experienced financial and accounting teams. We wish Rajiv all the very best in his new assignment.”

Mr. Dhar said, “My tenure with Tata Communications has been extremely exciting and professionally challenging. I will always carry fond memories of participating in the transformation of Tata Communications into a global challenger. I convey my best wishes to the company.”

As an interim arrangement until the appointment of a new CFO, the Finance function will be directly handled by the MD & CEO.

About Tata Communications

Tata Communications, a member of the $62.5 billion Tata Group, is a leading global provider of a new world of communications. The emerging markets communications leader leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national and Indian enterprises, service providers and Indian consumers.

Tata Communications’ range of services include transmission, IP, converged voice, mobility, managed network connectivity, hosting and storage, managed security, managed collaboration and business transformation for global enterprises and service providers, as well as Internet, retail broadband and content services for Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 300 Pops, and more than 1 million square feet of data center and co-location facilities.

Tata Communications’ unique emerging market depth and breadth of reach includes a national fiber backbone network and access to network in over 60 cities and 125 Pops in India, strategic investments in South African converged services operator, Neotel, Sri Lanka and Nepal and, subject to fulfillment of conditions precedent, a 50% ownership in China Enterprise Communications (CEC) providing full country VPN coverage in China.

Servicing customers from its offices in over 80 cities in 40 countries, Tata Communications is the number one global international wholesale voice operator and number one provider of international long distance, enterprise data and Internet services in India, the Company was named “Best Wholesale Carrier” at the World Communications Awards in 2006, “Best Pan-Asian Wholesale Provider” at the 2006 and 2007 Capacity Magazine Global Wholesale Telecommunications Awards and was awarded “Best Progress in Emerging Markets” at the 2008 Mobile Communication Awards.

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.

FOR IMMEDIATE RELEASE

Tata Communications Limited along with its global subsidiaries, (Tata Communications), is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.

www.tatacommunications.com

©2008 Tata Communications Ltd. All Rights Reserved.